Exhibit 21.1

SUBSIDIARIES OF SELECT COMFORT CORPORATION

Name of Subsidiary	Organized under the Laws of

Select Comfort Retail Corporation	Minnesota (USA)

Select Comfort Canada Holding Inc.	Minnesota (USA)

selectcomfort.com corporation	Minnesota (USA)

Select Comfort COSC Canada ULC	Alberta, Canada

Select Comfort Limited	United Kingdom